SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



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           IN THE MATTER OF
  WISCONSIN POWER AND LIGHT COMPANY                     CERTIFICATE
                                                        PURSUANT TO
          File No. 70-9927                                RULE 24

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification (the "Certificate") is filed by Wisconsin
Power and Light Company ("WPL"), a wholly-owned subsidiary of Alliant Energy Corporation, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transaction proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of WPL in File No. 70-9927. The transaction was authorized by order of the Securities and Exchange Commission (the "Commission") dated December 19, 2001 (the "Order"). WPL hereby certifies the matters set forth below pursuant to Rule 24 of the Rules under the Act:

     i. On December 31, 2001, in accordance with the terms and conditions of the Order, WPL purchased 15, 800 shares of common stock of Wisconsin River Power Company for an aggregate purchase price of $2,443,285.

     ii. Filed herewith as Exhibit F-1 is a "past tense" Opinion of Counsel for WPL.

                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, WPL has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                   WISCONSIN POWER AND
                                     LIGHT COMPANY


                                   By:        /s/  Edward M. Gleason
                                              ------------------------
                                       Name:  Edward M. Gleason
                                       Title: Vice President-Treasurer
                                              And Corporate Secretary

January 22, 2002